FEDERAL DEPOSIT INSURANCE CORPORATION
                         Washington, D.C.  20429
                                FORM F-4


                   QUARTERLY REPORT UNDER SECTION 13
                OF THE SECURITIES EXCHANGE ACT OF 1934
                 FOR THE QUARTER ENDED JUNE 30, 1995


FDIC Certificate No. 17385

                       INTERCONTINENTAL BANK
          (Exact name of bank as specified in its charter)


       Florida                                            59-0725606
(State  or  other  jurisdiction  of        (I.R.S. Employer Identification No.)
incorporation or organization)


200 Southeast First Street, Miami, FL                    33131
(Address of principal executive offices)              (Zip code)


Bank's telephone number, including area code:  (305) 377-6900

Indicate by check mark whether the bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to  file  such  reports), and (2) has been subject to such filing requirements
for the past 90 days. Yes  X    No

The number of shares of common stock outstanding as of June 30, 1995 was 6,926,225 shares.

                        INTERCONTINENTAL BANK
                              FORM F-4
                               INDEX



                                                                     Page
                                                                      No.

Item 1.      Financial Statements
             a)      Consolidated Balance Sheet -  June 30, 1995
                     and December 31, 1994                              1

             b)      Consolidated Statement of Income - Three Months
                     and Six Months Ended June 30, 1995 and 1994        2

             c)      Consolidated Statement of Cash Flows - Six
                     Months Ended June 30, 1995 and 1994                3

             d)      Notes to Consolidated Financial Statements         5

Item 2.      Management's Discussion and Analysis of Interim Financial
             Condition and Results of Operations                        7

CONSOLIDATED BALANCE SHEET
Intercontinental Bank and Subsidiaries
(dollars in thousands)



                                                          June 30, 1995    Dec. 31, 1994
                                                           (unaudited)

Assets
Cash and due from banks                                       $59,864          $65,072
Interest earning deposits in other banks                        7,484              381
Federal funds sold                                             28,000           27,000
Investment securities (market value of $288,608
    in 1995 and $315,764 in 1994)                             289,958          323,529

Gross loans                                                   690,096          666,353
Less: Unearned income                                          (2,023)          (2,032)
          Allowance for possible credit losses                (11,871)         (11,779)
Net loans                                                     676,202          652,542
Other real estate, net                                          2,802            3,417
Premises and equipment, net                                    47,667           49,053
Other assets, net                                              30,419           35,116
                                                           $1,142,396       $1,156,110

Liabilities
Deposits:
    Non-interest bearing accounts                            $285,928         $278,013
    NOW accounts                                              118,750          145,060
    Savings accounts                                           48,849           57,979
    Money market accounts                                     218,363          232,561
    Time deposits                                             280,292          242,028
                                                              952,182          955,641

Borrowings                                                     78,319           96,660
Other liabilities                                               9,754           13,981
     Total liabilities                                      1,040,255        1,066,282

Shareholders' Equity
Preferred stock, no par value:
    2,000,000 shares authorized; 350,000 shares issued            350              350
Common stock, $2 par value:
    10,000,000 shares authorized; 6,926,225 shares issued
     in 1995 and 6,895,575 shares issued in 1994               13,852           13,791
Capital surplus                                                59,475           59,175
Retained earnings                                              28,320           21,200
Unrealized gain (loss) on investment securities                   144           (4,688)
     Total shareholders' equity                               102,141           89,828
                                                           $1,142,396       $1,156,110



See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
Intercontinental Bank and Subsidiaries
(in thousands except per common share)


                                                             Three Months Ended              Six Months Ended
(unaudited)                                                        June 30,                      June 30,
                                                              1995            1994            1995            1994

Interest Income
Interest and fees on loans                                   $15,623         $10,500         $30,382         $19,949
Interest and dividends on investment securities                4,538           4,781           9,257          10,498
Other interest income                                            479             860             834           1,275
                                                              20,640          16,141          40,473          31,722

Interest Expense
Interest on deposits                                           6,142           4,252          11,680           8,329
Interest on borrowings                                         1,425             449           2,766           1,013
                                                               7,567           4,701          14,446           9,342
Net interest income                                           13,073          11,440          26,027          22,380
Provision for credit losses                                      300              51             700             203
Net interest income after provision for credit losses         12,773          11,389          25,327          22,177

Other Income
Service charges on deposit accounts                            2,183           2,167           4,365           4,258
Loan administration fees                                         969           1,054           1,964           2,150
Other customer fees                                              463             422             923             793
Gain (loss) on investment securities                              (5)         (1,526)              1          (1,693)
Gain on sale of banking offices                                1,954                           1,954
Other                                                            157             102             365             281
                                                               5,721           2,219           9,572           5,789

Other Expenses
Personnel                                                      5,470           4,926          10,960           9,996
Occupancy and equipment, net                                   1,667           1,461           3,370           2,753
Other                                                          3,607           3,503           7,064           6,724
                                                              10,744           9,890          21,394          19,473

Income before income taxes                                     7,750           3,718          13,505           8,493
Provision for income taxes                                     2,922           1,236           5,132           3,013
Net income                                                    $4,828          $2,482          $8,373          $5,480

Primary earnings per common share                              $0.67           $0.35           $1.16           $0.78
Average number of common shares and equivalent                 7,203           7,028           7,183           7,013

Fully diluted earnings per common share                        $0.66           $0.35           $1.15           $0.78
Average number of common shares and equivalent                 7,266           7,057           7,264           7,029



See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
Intercontinental Bank and Subsidiaries
(in thousands)




                                                                Six Months Ended
                                                                      June 30,
                                                               1995            1994
                                                                    (unaudited)

Operating Activities
Net income                                                    $8,373          $5,480
Reconciliation of net income to net cash provided by
    operating activities:
    Depreciation and amortization                              1,795           1,590
    Net amortization of premiums (accretion of discounts)
       on investment securities                               (1,140)            568
    Amortization of intangible assets                          1,904           1,375
    Provision for credit losses                                  700             203
   Write-down of other real estate                                               276
    Loss (gain) on sales of:
       Investment securities                                      (1)          1,693
       Other real estate                                        (201)            (19)
       Premises and equipment                                     (7)            (16)
       Branch sales                                           (1,954)
   Decrease in loans held-for-sale                               313           1,752
   Decrease in interest receivable                               569           1,197
   (Increase) decrease in all other assets                      (481)          1,548
   Decrease in all other liabilities                          (2,861)         (5,776)
   Net cash provided by operating activities                   7,009           9,871

Investing Activities
Investment securities held-to-maturity:
    Proceeds from maturities and principal paydowns            5,477          13,965
    Purchases                                                                (11,086)
Investment securities available-for-sale:
    Proceeds from sales                                       41,726         214,028
    Proceeds from maturities and principal paydowns            5,233          96,437
    Purchases                                                 (9,990)       (154,752)
Net increase in loans                                        (25,031)        (57,133)
Other real estate:
    Proceeds from sales                                        1,142             544
    Payments collected                                            16              19
Premises and equipment:
    Proceeds from sales                                          796             170
    Capital expenditures                                      (1,046)         (1,029)
Purchase of mortgage servicing rights                           (650)         (1,304)
Net cash paid for the sale of banking offices                (29,534)
    Net cash provided by (used in) investing activities      (11,861)         99,859


Intercontinental Bank and Subsidiaries
(in thousands)



                                                                Six Months Ended
                                                                     June 30,
                                                              1995            1994
                                                                   (unaudited)

Financing Activities
Net increase in deposits                                      27,689          13,701
Net decrease in short-term borrowings                        (18,341)        (21,583)
Repayment of long-term debt                                                     (250)
Exercise of stock options                                        279             252
Cash dividends paid                                           (1,880)           (982)
Cash dividends paid to shareholders of pooled bank                               (64)
    Net cash provided by (used in) financing activities        7,747          (8,926)
Net increase in cash and cash equivalents                      2,895         100,804
Cash and cash equivalents at January 1                        92,453          89,292
Cash and cash equivalents at June 30                         $95,348        $190,096



Gross amounts of interest paid in 1995 and 1994 were $14 million and $9.4 million, respectively. Income taxes paid in 1995 and 1994 were $5.6 million and $6.2 million, respectively.


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Intercontinental Bank and Subsidiaries
(unaudited)


Note 1- Accounting Policies

The consolidated financial statements include Intercontinental Bank and its subsidiaries ("Intercontinental" or the "Bank"). All significant intercompany balances and transactions have been eliminated in consolidation. The condensed financial information presented herein, while not necessarily indicative of the results to be expected for the year, reflect, in the opinion of management, all adjustments necessary for a fair presentation of the results of the interim periods.

      The accounting policies followed in the presentation of the interim financial statements, except for the policy on certain loans as described in
Note 4 below, are the same as those followed on an annual basis. These policies are presented on pages 24 to 26 of the 1994 Annual Report to Shareholders.


Note 2 - Pending Acquisition by NationsBank Corporation

On June 26, 1995, Intercontinental and NationsBank Corporation ("NationsBank") jointly announced the signing of a definitive agreement for the acquisition of Intercontinental by Nationsbank. Under the terms of the agreement, Intercontinental shareholders will receive $30 per common share in the form of NationsBank common stock. This tax-free transaction, which is subject to the approval of the Intercontinental shareholders and various regulatory agencies, is expected to close on or about December 31, 1995.

Note 3 - Sale of Banking Offices

Effective April 14, 1995, Intercontinental sold two banking facilities and their related deposits recording a pretax gain on this transaction of approximately $2 million. Deposits in these two banking offices totaled $30 million at the time of the sale.


Note 4 - Change in Accounting Principle

Intercontinental adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures", on January 1, 1995. These statements modify the accounting for certain loans (impaired loans) where it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under these new standards, the 1995 allowance for possible credit losses related to these loans is based on discounted cash flows using the loan's initial effective rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for possible credit losses related to these loans was based on the undiscounted cash flows or the fair value of their collateral.

      At June 30, 1995, the aggregate amount of loans that are considered impaired under SFAS No. 114 was $1.5 million (all of which were on a non-accrual basis). The valuation allowance required on these impaired loans totaled $244,000 and is included in the allowance for possible credit losses on the Consolidated Balance Sheet. For the six months ended June 30, 1995, these loans averaged $2.1 million. The Bank has not recognized any interest income on these impaired loans during the first half of 1995.

Note 5 - 1994 Acquisition of The Bank of Coral Gables

Effective July 1, 1994, Intercontinental acquired Interstate Bank Holding Company ("Interstate") and its subsidiary, The Bank of Coral Gables ("BOCG"), in a transaction valued at approximately $16 million. The total number of common shares issued aggregated 681,070. The Bank's historical consolidated financial statements and schedules included in this report were restated to reflect this acquisition which was accounted for as a pooling of interests. The former BOCG, which operated two Dade County branch banking offices, had assets totaling $97 million at July 1, 1994. The following table summarizes the impact of the Interstate acquisition on the Bank's previously reported results of operations for the quarter and six months ended June 30, 1994
(in thousands):


                                                   Net     Net
                                                Interest  Income
Three months ended June 30, 1994                 Income   (Loss)
Intercontinental, as previously reported        $10,459   $2,710
Interstate                                          981     (228)
                                                $11,440   $2,482


                                                   Net     Net
                                                Interest  Income
Six months ended June 30, 1994                   Income   (Loss)
Intercontinental, as previously reported         $20,436  $5,544
Interstate                                         1,944     (64)
                                                 $22,380  $5,480


Note 6 - Subsequent Event

On July 31, 1995, Intercontinental sold substantially all of the mortgage servicing rights of its wholly-owned mortgage banking subsidiary, Pan American Mortgage Corp. This sale of approximately $1 billion of mortgage servicing rights will result in a pretax gain of approximately $6.2 million. This transaction has had no impact on Intercontinental's operations or financial results as of June 30, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF INTERIM FINANCIAL
CONDITION AND RESULTS OF OPERATIONS



INTRODUCTION

Intercontinental Bank, a Florida state-chartered commercial bank based in Miami, Florida, currently operates 24 commercial banking offices in Dade, Broward and Palm Beach counties. Intercontinental also owns Pan American Mortgage Corp. ("PAMCO"), a mortgage banking company which serviced approximately $1.1 billion residential and commercial loans at
June  30,  1995.    Intercontinental  Bank  and  its subsidiaries are
collectively referred to herein as "Intercontinental" or the "Bank". Effective December 30, 1994, Boca Bancorp, Inc and its subsidiary, Boca Bank, were merged into Intercontinental in a transaction accounted for as a purchase.

    Effective April 14, 1995, Intercontinental sold two banking facilities and their related deposits recording a pretax gain on this transaction of approximately $2 million. Deposits in these two banking offices totaled $30 million at the time of the sale.

    On June 26, 1995, Intercontinental and NationsBank Corporation ("NationsBank") jointly announced the signing of a definitive agreement for the acquisition of Intercontinental by NationsBank. Under the terms of the agreement, Intercontinental shareholders will receive $30 per common share
in the form of NationsBank common  stock.    This  tax-free  transaction,
which is subject to the approval of the Intercontinental shareholders and various regulatory agencies, is expected to close on or about December 31, 1995.

    On July 31, 1995, Intercontinental sold substantially all of the mortgage servicing rights of PAMCO. This sale of approximately $1 billion of mortgage servicing rights will result in a pretax gain of approximately $6.2 million. This transaction has had no impact on Intercontinental's operations or financial results as of June 30, 1995. Refer to the section "Sale of Mortgage Servicing Rights" below for an explanation of the future impact of the sale of the mortgage servicing portfolio.


FINANCIAL HIGHLIGHTS

The Bank's second quarter 1995 net income was $4.8 million, or $.67 per common share, compared with $2.5 million, or $.35 per common share, in the second quarter of 1994. On a year-to-date basis, net income was $8.4 million, or $1.16 per common share, in 1995 compared with $5.5 million, or $.78 per common share, in 1994. Included in both 1995 periods was a $1.2 million net of tax gain on the sale of two banking offices. Losses on investment securities were recorded in the 1994 second quarter totaling $946,000, net of tax, and in the six months ended June 30, 1994 aggregating $1 million, net of tax.

    The Bank's overall credit quality improved during the second quarter of 1995. Non-performing assets expressed as a percentage of total assets were
 .83 percent at June 30, 1995 compared with .93 percent at year-end 1994. The annualized returns on average assets and average shareholders' equity for the three months ended June 30, 1995 improved to 1.68 percent and 19.44 percent, respectively. Comparable second quarter 1994 returns were
 .90 percent and 12.02 percent.

EARNINGS ANALYSIS

Net Interest Income

Net interest income of $13 million in the 1995 second quarter was $1.6 million, or 14 percent, higher than the $11 million earned in the same quarter in 1994. For the six months ended June 30, 1995, net interest income  was  $26  million compared with $22 million in the prior year
comparable period (a $3.6 million, or 16 percent,  increase).    These
positive variances resulted from significant increases in interest income which were partially offset by increases in interest expense. Table 1 and 2 reflect the average balances of interest earning assets and interest bearing liabilities, interest income and interest expense and the weighted average yields/rates of such assets and liabilities for the three and six months ended June 30, 1995 and 1994. The components of the net interest income variance are illustrated in Tables 3 and 4.

    Interest  income of $21 million in the 1995 second quarter increased
$4.5 million, or 28 percent, over the 1994 comparable quarter. This positive variance was primarily the result of the impact of increases in both  the  volume (up $134 million) and rates earned (up 150 basis points)
on average loans. The December 30, 1994 acquisition of Boca Bank contributed approximately $38 million to the higher level of average loans.
A decrease in the average volume of investment securities was caused by the funding requirements for new loans. On a year-to-date basis, interest income of $40 million in 1995 was $8.8 million, or 28 percent, higher than the 1994 amount. The reasons for this positive variance are the same as the reasons discussed above for the quarter.

    Interest expense of $7.6 million in the 1995 second quarter increased $2.9 million, or 61 percent, over the comparable 1994 quarter primarily due to market interest rate increases. The significantly higher interest rate environment, as reflected in a 250 basis point increase in the federal funds rate since March 31, 1994, contributed to the higher rates paid on a majority of the interest bearing liabilities. In addition, an increase in borrowings to fund loans and change in the deposit mix also contributed to this increase in interest expense. For the six months ended June 30, 1995, interest expense totaled $14 million compared with $9.3 million in the comparable 1994 period, representing an increase of $5.1 million, or 55
percent.    The  reasons for the year-to-date variance are the same as those discussed above for the quarterly variance.

    The net interest margin increased to 5.20 percent in the 1995 second quarter compared with 4.78 percent in the same 1994 period primarily due to the impact of an increase in the average yields earned on earning assets and a higher level of non-interest bearing deposits which were partially
offset by the overall increase  in  the  cost  of  funds.   The increase in
the average yields on earning assets was due to a higher ratio of average loans to average earning assets in 1995 (66 percent) compared with 1994
(56 percent) as well as an overall increase in average yields. On a year-to-date basis, the net interest margin was 5.22 percent in 1995 compared with 4.66 percent in 1994.

    Net interest income and the net interest margin will not be affected materially by the April 1995 sale of the two banking offices due to the higher cost of the deposit mix associated with these banking offices in comparison with the overall deposit mix of the remaining deposits. Refer to the section "Sale of Mortgage Servicing Rights" below for an explanation of the future impact of the sale of the mortgage servicing portfolio.

Table 1
(dollars in thousands)


                                       Three Months Ended                          Three Months Ended
                                         June 30, 1995                               June 30, 1994
                                                          Average                              Average
                                    Average                Yield/        Average                Yield/
                                    Balance     Interest    Rates        Balance     Interest    Rates

Assets

Earning assets:
Loans, net of unearned income       $  677,400   $15,623    9.25%        $  543,597   $10,500    7.75%
Investment securities                  310,878     4,538    5.84            346,167     4,781    5.54
Federal funds sold and securities
  purchased under agreements to resell  25,923       391    6.05             59,091       583    3.96
Interest earning deposits in
  other banks                            6,044        88    5.84             27,721       277    4.01

  Total earning assets               1,020,245    20,640    8.11            976,576    16,141    6.63

Allowance for possible credit losses   (11,915)                              (9,577)
Cash and due from banks                 63,174                               61,029
Other real estate, net                   2,625                                3,818
Premises and equipment, net             48,073                               49,553
Other assets, net                       29,377                               26,385

  Total assets                      $1,151,579                           $1,107,784

Liabilities and Shareholders' Equity
Deposits:
  NOW accounts                      $  122,946       533    1.74         $  122,677       513    1.68
  Savings accounts                      50,458       259    2.06             60,206       313    2.09
  Money market accounts                214,098     1,732    3.24            254,541     1,482    2.34
  Time deposits                        266,807     3,618    5.44            239,406     1,944    3.26

    Total interest bearing deposits    654,309     6,142    3.77            676,830     4,252    2.52

Short-term borrowings                  101,055     1,425    5.66             61,217       440    2.88
Long-term debt                                                                  500         9    7.22

  Total interest bearing liabilities   755,364     7,567    4.02            738,547     4,701    2.55

Non-interest bearing deposits          286,890                              278,027
Other liabilities                        9,689                                8,401

  Total liabilities                  1,051,943                            1,024,975

Shareholders' equity                    99,636                               82,809

  Total liabilities and
    shareholders' equity            $1,151,579                           $1,107,784

Net interest income/spread                       $13,073    4.09                      $11,440    4.08

Cost of funds supporting earning
 assets                                                     2.97                                 1.93
Net interest yield                                          5.14                                 4.70
Net interest margin                                         5.20                                 4.78


Table 2
(dollars in thousands)



                                        Six Months Ended                    Six Months Ended
                                         June 30, 1995                        June 30, 1994
                                                          Average                              Average
                                   Average                Yield/         Average               Yield/
                                   Balance     Interest    Rates         Balance    Interest    Rates

Assets
Earning assets:
  Loans, net of unearned income  $  671,761    $30,382      9.12%         $  530,157  $ 19,949   7.59%
  Investment securities             319,116      9,257      5.85             383,409    10,498   5.52
  Federal funds sold and securities
    purchased under agreements
    to resell                        24,470        724      5.97              52,909       950   3.62
  Interest earning deposits in
    other banks                       3,884        110      5.71              16,999       325  3.86

    Total earning assets          1,019,231     40,473      8.01             983,474    31,722   6.50

Allowance for possible credit
  losses                            (11,910)                                  (9,491)
Cash and due from banks              64,410                                   61,311
Other real estate, net                2,753                                    4,032
Premises and equipment, net          48,484                                   49,772
Other assets, net                    28,837                                   29,674

  Total assets                   $1,151,805                               $1,118,772


Liabilities and Shareholders' Equity
Deposits:
  NOW accounts                   $  129,355      1,116      1.74          $  124,583     1,040   1.68
  Savings accounts                   53,416        544      2.05              59,431       614   2.08
  Money market accounts             218,225      3,455      3.19             251,556     2,895   2.32
  Time deposits                     258,959      6,565      5.11             239,986     3,780   3.18

    Total interest bearing deposits 659,955    11,680       3.57             675,556     8,329   2.49

Short-term borrowings                99,554     2,766       5.60              74,228       995   2.70
Long-term debt                                                                   500        18   7.26

  Total interest bearing
    liabilities                     759,509    14,446       3.84              750,284    9,342   2.51

Non-interest bearing deposits       285,153                                   274,556
Other liabilities                    10,747                                    10,212

  Total liabilities               1,055,409                                1,035,052

Shareholders' equity                 96,396                                    83,720

  Total liabilities and
     shareholders' equity        $1,151,805                                $1,118,772

Net interest income/spread                    $26,027       4.17                       $22,380   3.99
Cost of funds supporting earning
  assets                                                    2.86                                 1.91
Net interest yield                                          5.15                                 4.59
Net interest margin                                         5.22                                 4.66


Table 3
(in thousands)



                                      Three Months Ended June 30, 1995/
                                      Three Months Ended June 30, 1994
                                        Changes in Interest Due to:

                                                          Average
Interest Income                              Rate          Balance       Total

Loans, net of unearned income               $2,033         $3,090        $5,123
Investment securities                          268           (511)         (243)
Federal funds sold and securities purchased
  under agreements to resell                   308           (500)         (192)
Interest earning deposits in other banks       126           (315)         (189)
  Total interest income                      2,735          1,764         4,499


Interest Expense
Deposits:
  NOW accounts                                  18              2            20
  Savings accounts                              (5)           (49)          (54)
  Money market accounts                        571           (321)          250
  Time deposits                              1,301            373         1,674
Short-term borrowings                          424            561           985
Long-term debt                                                 (9)           (9)
  Total interest expense                     2,309            557         2,866
  Net interest income                      $   426         $1,207        $1,633


Table 4
(in thousands)

                        Six Months Ended June 30, 1995/
                         Six Months Ended June 30, 1994
                          Changes in Interest Due to:

                                                            Average
Interest Income                             Rate             Balance      Total

Loans, net of unearned income              $4,022            $6,411     $10,433
Investment securities                         627            (1,868)     (1,241)
Federal funds sold and securities purchased
  under agreements to resell                  617              (843)       (226)
Interest earning deposits in other banks      156              (371)       (215)
  Total interest income                     5,422             3,329       8,751

Interest Expense
Deposits:
  NOW accounts                                 37                39          76
  Savings accounts                             (9)              (61)        (70)
  Money market accounts                     1,085              (525)        560
  Time deposits                             2,297               488       2,785
Short-term borrowings                       1,067               704       1,771
Long-term debt                                                  (18)        (18)
  Total interest expense                    4,477               627        5,104
  Net interest income                     $   945            $2,702      $ 3,647

Provision for Credit Losses

The provision for credit losses was $300,000 in the second quarter of 1995 compared with $51,000 in the second quarter of 1994. For the six months ended June 30, 1995, the provision totaled $700,000 compared with $203,000 in the prior year comparable period. The higher provisions in 1995 were directly related to the higher level of charge-offs coupled with the overall increase in loans.

Other Income

Other  income  for  the  1995  second quarter of $5.7 million was $3.5
million higher than the comparable 1994 quarter.    For  the  six  months
ended June 30, 1995, other income totaled $9.6 million compared with $5.8 million in 1994, representing a $3.8 million increase. Included in both 1995 periods was a $2 million gain on the sale of two banking offices.
Losses on investment securities were recorded in the 1994 second quarter totaling $1.5 million and in the six months ended June 30, 1994 aggregating $1.7 million. Without the 1995 gain on the sale of the banking offices and the 1994 investment losses, other income would have been substantially unchanged year-to-year on both a quarter and six-month basis. The components of other income for these periods are summarized in Table 5.


Table 5
(in thousands)



                                        Three Months                     Six Months
                                      Ended June 30,                   Ended June 30,
                                                             Incr.                            Incr.
                                         1995      1994     (Decr.)     1995       1994      (Decr.)

Service charges on deposit accounts    $2,183     $2,167    $   16     $4,365    $ 4,258    $   107
Loan administration fees                  969      1,054       (85)     1,964      2,150       (186)
Other customer fees                       463        422        41        923        793        130
Gain (loss) on investment securities       (5)    (1,526)    1,521          1     (1,693)     1,694
Gain on sale of banking offices         1,954                1,954      1,954                 1,954
Other income                              157        102        55        365        281         84
                                       $5,721     $2,219    $3,502     $9,572     $5,789     $3,783



  Loan administration fees of $969,000 in the second quarter 1995 decreased $85,000, or 8 percent, from the 1994 second quarter. For the six months ended June 30, 1995, loan administration fees of $2 million were $186,000, or 9 percent, lower than the comparable 1994 period. Although the level of the mortgage servicing portfolio has remained fairly constant, the amount of fees earned on such portfolio has declined as the mix of loans has changed towards those generating lower service fees. As discussed previously, substantially all of the mortgage servicing portfolio was sold on July 31, 1995. Refer to the section "Sale of Mortgage Servicing Rights" below for an explanation of the future impact of the sale of the mortgage servicing portfolio.

  Other customer fees for the three months ended June 30, 1995 of $463,000 were $41,000, or 10 percent, higher than the comparable period in 1994 primarily due to higher letter of credit fees. On a year-to-date basis, other customer fees totaled $923,000 in 1995 and $793,000 in 1994 for the same reason.

Other Expenses

Other expenses for the quarter ended June 30, 1995 of $11 million were $854,000, or 9 percent,
higher than the  1994  comparable  quarter.   For the first half of 1995,
other expenses totaled $21 million compared with $19 million in 1994, a $1.9 million, or 10 percent, increase. The impact of the Boca Bank acquisition and the significantly higher amortization expense discussed below are the main reasons for these increases. The components of other expenses for these periods are summarized in Table 6.


Table 6
(in thousands)


                                      Three Months                             Six Months
                                      Ended June 30,          Incr.          Ended June 30,       Incr.
                                     1995      1994          (Decr.)       1995        1994      (Decr.)

Personnel expense                    $ 5,470   $4,926      $ 544          $10,960      $  9,996  $  964
Occupancy and equipment, net           1,667    1,461        206            3,370         2,753     617
Amortization of intangible assets        954      448        506            1,904         1,375     529
FDIC insurance premium                   497      502         (5)           1,012         1,005       7
Stationery and supplies                  201      240        (39)             428           398      30
Professional fees                        196      238        (42)             493           452      41
Postage and courier                      190      182          8              403           365      38
Communications                           144      137          7              306           280      26
Data processing                          139      190        (51)             279           376     (97)
Other                                  1,286    1,566       (280)           2,239         2,473    (234)
                                     $10,744   $9,890     $  854          $21,394       $19,473  $1,921



       Personnel expense of $5.5 million for the second quarter of 1995 was $544,000, or 11 percent, higher than the comparable 1994 quarter. On a year-to-date basis, personnel expense totaled $11 million in 1995 compared with $10 million in 1994, a $964,000, or 10 percent, increase. Both increases were primarily due to the increased staff level resulting from the acquisition of Boca Bank coupled with merit increases.

       Net occupancy and equipment expense of $1.7 million for the second quarter of 1995 was up $206,000, or 14 percent, over the prior year due to the addition of two former Boca Bank banking offices and higher depreciation expense due to capital improvements made in 1994. Included in net occupancy and equipment expense in the second quarters of 1995 and 1994 were $394,000 and $374,000, respectively, in net tenant rental income related to a single tenant lease on an office building owned by Intercontinental. The lease, which has a ten-year term, is due to expire in December 1995. The current tenant (NationsBank) has notified Intercontinental that it is not renewing its lease. Intercontinental is presently evaluating its alternatives including selling the building or leasing bout December 31, 1995. The effect of the non-renewal of this lease cannot be fully measured at the present time and may have a material impact on the Bank's future occupancy expenses and net income.
On a year-to-date basis, net occupancy and equipment expense totaled $3.4 million in 1995 and $2.8 million in 1994. The $617,000, or 22 percent, increase is due to the same reasons mentioned above as well as lower tenant rental income.

       Amortization  of  intangible  assets  was  $954,000  in  the  second quarter of 1995 compared with  $448,000  in  the  same  period  of  1994,
a  $506,000  increase.    For the six months ended June 30, 1995,
amortization expense totaled $1.9 million compared with $1.4 million in 1994, a $529,000 increase. The majority of this amortization related to purchased mortgage servicing rights (PMSRs).

The 1994 three months and year-to-date totals included a $500,000 reduction in amortization expense resulting from the improvement in the prepayment performance of the mortgage servicing portfolio. Refer to the section "Sale of Mortgage Servicing Rights" below for an explanation of the future impact of the sale of the mortgage servicing portfolio.

       Stationery and supplies expense for the second quarter of 1995 totaled $201,000, representing a $39,000, or 16 percent, decrease from the comparable 1994 period. For the six months ended June 30, 1995, stationery and supplies expense totaled $428,000 compared with $398,000 in 1994 primarily due to the acquisition of Boca Bank and an increase in overall costs of paper products and supplies.

       Professional  fees,  which  include  accounting  and legal fees, for the second quarter of 1995 of $196,000 were $42,000, or 18 percent, lower than the amount recorded for the comparable 1994 period. For the six months ended June 30, 1995, professional fees of $493,000 were $41,000, or
9 percent, higher than 1994.    The  1994  amounts  include  legal  fees
incurred by The Bank of Coral Gables (a bank which Intercontinental acquired in July 1994 and accounted for as a pooling of interests). Legal expenses in the first quarter of 1995 include a legal matter which was resolved during that quarter.

       Data  processing  expenses of $139,000 for the second quarter of
1995 were $51,000, or 27 percent, lower than the comparable 1994 quarter because of the cancellation of certain contracts related to the former
Bank  of  Coral  Gables.   On a year-to-date basis, data processing expenses
of $279,000 in 1995 were $97,000, or 26 percent, lower than 1994 for the same reason.


Income Taxes

The provision for income taxes for the second quarter 1995 was $2.9 million compared with $1.2 million in the second quarter of 1994. The $1.7 million, or 136 percent, increase in the provision was related to the increase in income before income taxes over the prior year's comparable quarter. The Bank's effective tax rate increased from 33.2 percent in the 1994 second quarter to 37.7 percent in the comparable 1995 period. On a year-to-date basis, the provision for income taxes aggregated $5.1 million in 1995 and $3 million in 1994.

 BALANCE SHEET REVIEW

Investment Securities

As shown in Table 7, the available-for-sale portfolio, which is recorded at market value, was valued at $178 million at June 30, 1995. The $233,000 unrealized gain in this portfolio, which resulted from the impact of the declining rate environment was reflected, net of its related tax effect, as a $144,000 addition to shareholders' equity. At year-end 1994, an unrealized loss of $7.5 million, or $4.7 million net of tax, was reported.

       At  June 30, 1995, the held-to-maturity portfolio, which is recorded at amortized cost, aggregated $112 million, representing an unrealized loss of $1.4 million. At year-end 1994, this unrealized loss aggregated
$7.8  million.   The significant decrease in the unrealized loss was primarily due to the current declining interest rate environment.

       During the six months ended June 30, 1995, $42 million of investment securities were sold for a realized gain of $1,400. Favorable market conditions provided the opportunity to reduce the Bank's level of short-term borrowings at a moderate cost saving.

 Table 7
 (in thousands)


                                                          Gross          Gross
                                        Amortized       Unrealized     Unrealized     Market
                                          Cost            Gains          Losses       Value

June 30, 1995:
Available-for-sale:
U.S. Government and agency securities   $169,635        $    646       $(1,862)       $168,419
Other debt securities                      7,256                          (118)          7,138
  Total debt securities                  176,891             646        (1,980)        175,557
Equity securities                          1,114           1,567                         2,681
                                        $178,005         $ 2,213       $(1,980)       $178,238

Held-to-maturity:
Mortgage-backed securities              $111,142         $   511       $(1,828)       $109,825
Other debt securities                        347                           (33)            314
  Total debt securities                  111,489             511        (1,861)        110,139
Equity securities                            231                                           231
                                        $111,720         $   511       $(1,861)       $110,370




                                                          Gross          Gross
                                        Amortized       Unrealized     Unrealized     Market
                                          Cost            Gains          Losses       Value

December 31, 1994:
Available-for-sale:
U.S. Government and agency securities   $203,077        $     3         $(8,428)      $194,652
Mortgage-backed securities                 2,096             45                          2,141
Other debt securities                      7,359                           (263)         7,096
  Total debt securities                  212,532             48          (8,691)       203,889
Equity securities                          1,114          1,142                          2,256
                                        $213,646         $1,190         $(8,691)      $206,145

Held-to-maturity:
Mortgage-backed securities              $116,796         $    8         $(7,703)      $109,101
Other debt securities                        357                            (70)           287
  Total debt securities                  117,153              8          (7,773)       109,388
Equity securities                            231                                           231
                                        $117,384         $    8         $(7,773)      $109,619


Loans

Gross  loans  at  June 30, 1995 of $690 million increased $24 million, or
3.6 percent, over the year-end 1994 level.    While  the  level  of loans
continues to increase, the rate of increase is not as strong as in 1994 reflecting general conditions in the economy.

Allowance for Possible Credit Losses

As shown on Table 8, at June 30, 1995, the allowance for possible credit losses totaled $12 million, an increase of $92,000 over the amount reported at year-end 1994. Included in the allowance is $244,000 for impaired loans (see Note 4). The level of non-accruing loans, which represents .41 percent of total loans, is an indication of the overall credit quality of the Bank's loan portfolio. The Bank's ratio of the allowance for possible credit losses to loans was 1.73 percent at June 30, 1995 compared with 1.77 percent at December 31, 1994. The ratio of the allowance to non-accruing loans was 424 percent at June 30, 1995 compared with 331 percent at year-end 1994.



Table 8
(in thousands)


Balance, December 31, 1994                         $11,779
Provision charged to expense                           700
Charge-offs                                           (791)
Recoveries                                             183
Balance, June 30, 1995                             $11,871


Credit Risk Assets

Table 9 summarizes the composition of non-performing assets at June 30, 1995 and year-end 1994. Non-performing assets, which consist of non-accruing loans, restructured loans and real estate acquired through foreclosure (classified as Other real estate, net on the Consolidated Balance Sheet), totaled $9.4 million at the end of June 1995, down
$1.4 million, or 13 percent, from the year-end 1994 level. Included in non-accruing loans are $1.5 million of impaired loans (see Note 4). Non-performing assets, expressed as a percentage of total assets, was .83 percent at June 30, 1995 compared with .93 percent at year-end 1994.


Table 9
(in thousands)

                                   June 30,               Dec. 31,
                                    1995                   1994

Non-accruing loans                $ 2,803                 $ 3,554
Restructured loans                  3,828                   3,837
Other real estate, net              2,802                   3,417
                                  $ 9,433                 $10,808


       Certain loans, although they are past due 90 days or more, are not classified as non-accruing. These loans totaled $3.4 million at June 30, 1995. In addition to non-accruing, restructured and past due loans, the Bank has identified loans totaling $1.2 million at June 30, 1995 for which management has concerns about their continued performance and, in some cases, their ultimate collectibility in full even though payments are current or less than 90 days past due, and the borrowers are complying with their loan agreements. Management, in its evaluation of the adequacy of the allowance for possible credit losses, takes into account the risks associated with these loans. Substantially all of these loans were residential real estate loans which are substantially collateralized.

Deposits

As  shown in Table 10, the Bank's deposits of $952 million at June 30, 1995
were slightly lower than year-end 1994.    The  April  1995  sale  of two of
Intercontinental's banking offices caused deposits to decrease $30 million. The July 1995 sale of PAMCO's mortgage servicing will negatively impact future deposit levels as PAMCO maintained its escrow deposits with Intercontinental. This amount totaled $29 million at June 30, 1995. Refer to the section "Sale of Mortgage Servicing Rights" below for an explanation of the future impact of the sale of the mortgage servicing portfolio.

       The mix between higher cost deposits and lower cost deposits was negatively impacted during the first six months of 1995 by the significant increase in the level of time deposits coupled with the decreased level of NOW, savings and money market accounts. Non-interest bearing accounts increased slightly during this period.


Table 10
(dollars in thousands)


                                           Percent of              Percent of
                               June 30,      Total       Dec. 31,     Total
                                1995        Deposits       1994     Deposits

Non-interest bearing accounts $285,928        30%        $278,013      29%
NOW accounts                   118,750        12          145,060      15
Savings accounts                48,849         5           57,979       6
Money market accounts          218,363        23          232,561      25
Time deposits                  280,292        29          242,028      25
                              $952,182       100%        $955,641     100%


INTEREST SENSITIVITY

The Bank's management believes that its interest rate risk is best measured by the amount of earnings at risk given specified changes in interest rates. The Bank analyzes interest rate sensitivity with an
earnings  simulation  model.    This  model  captures all earning assets and
interest bearing liabilities and combines various factors affecting rate sensitivity into an earnings outlook which incorporates management's view of the interest rate environment that is most likely for the next 12 months. The Asset Liability Management Committee reviews and updates the underlying assumptions included in the earnings simulation model on a periodic basis.

            The Bank's interest rate sensitivity analysis is based on multiple interest rate scenarios and projected changes in balance sheet categories and other relevant assumptions. Changes in management's outlook and other market factors may cause actual results to differ from the current simulated outlook. The sensitivity of earnings to changes in interest rates is determined by assessing the impact on net interest income of rising and falling interest rate scenarios. The model uses three scenarios -- most likely, rising and declining -- in analyzing interest rate sensitivity and determines the interest sensitivity by measuring the change in net interest income between rising and falling rate scenarios (dispersion). The Bank manages its interest rate risk by targeting to maintain this dispersion within certain policy limits.

            The interest rate risk sensitivity model is supplemented with traditional gap measurement. The gap tables have certain limitations on their ability to accurately portray interest sensitivity; however, they do provide a static reading of the Bank's interest rate risk exposure. The
Bank's gap table at June 30,  1995  is  shown  in  Table  11.    As of that
date, Intercontinental was asset sensitive (i.e., interest sensitive assets subject to repricing exceeded interest sensitive liabilities subject to repricing) on a 365-day basis, to the extent of $36 million. This "positive gap" at June 30, 1995 was 3.2 percent of total assets compared with a "negative gap" of 3.7 percent at year-end 1994. The primary causes for this change in the gap were increases in both loans which mature or reprice within one year and investment securities with a remaining maturity of less than one year as well as an increase in time deposits with greater than
one  year  maturity.   The Bank's targeted gap position varies with
management's outlook of the interest rate environment and generally is in the range of negative 20 percent to positive 10 percent. The Bank measures its gap position as a percentage of its total assets.

            While  the absolute level of gap is a measurement of interest rate risk, the quality of the assets and  liabilities  in  the  balance sheet must be analyzed in order to understand the degree of interest rate risk taken by the Bank. The available-for-sale securities portfolio with a weighted average maturity of 2.1 years provides further protection against  structural  changes in the interest rate environment which are
longer  term  than  one  year.    This  reliance  on  highly  liquid
securities for gap management purposes significantly mitigates the interest rate risk while simultaneously providing a positive income stream for the Bank.

       The Bank may, from time to time, utilize derivative products, such as interest rate swaps, floors and caps, in its management of interest rate risk; however, there were no such interest rate derivative contracts outstanding at June 30, 1995.



Table 11
(in thousands)



                                                                                      Over One
                                                                                      Year and
                                                                         Total          Non-
                                    0-30    31-90    91-180  181-365    Interest      interest
                                    Days     Days     Days     Days     Sensitive     Sensitive     Total

Interest sensitive assets
Loans                            $ 324,094  $ 47,167 $ 70,374 $133,862   $575,497     $114,599    $  690,096
Investment securities                4,210    33,787    6,158   47,719     91,874      190,084       289,958
Federal funds sold                  28,000                                 28,000                     28,000
Interest earning deposits in
  other banks                        7,484                                  7,484                      7,484
                                  363,788    80,954   76,532  181,581   $702,855     $312,683    $1,015,538

Interest sensitive liabilities
Deposits                           401,803   51,964   51,296   83,271   $588,334     $363,848    $  952,182
Borrowings                          78,319                                78,319                     78,319
                                   480,122    51,964   51,296   83,271    666,653     $363,848    $1,030,501
Gap                              $(116,334) $ 28,990 $ 25,236 $ 98,310  $  36,202
Cumulative gap                   $(116,334) $(87,344)$(62,108)$ 36,202  $  36,202



LIQUIDITY AND CAPITAL RESOURCES

Management believes that maintaining an exceptionally strong capital base enhances the profitable growth opportunities of the Bank. Management carefully monitors the level and distribution of capital relative to the size and mix of its balance sheet in order to maximize shareholder returns. Earnings provide the main source of equity capital to support asset growth.

       Regulatory agencies have established a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of shareholders' equity, while Tier 2 capital is comprised of certain debt instruments and a portion of the allowance for possible credit losses. Leverage capital is the ratio of Tier 1 capital to average total assets.

       The Bank is required to have a minimum Tier 1 capital ratio of 4 percent and a total risk-based capital ratio (Tier 1 plus Tier 2) of 8 percent. At June 30, 1995, the Bank's Tier 1 and total risk-based capital ratios were 12.80 percent and 14.10 percent, respectively. At that same
time, the Bank's leverage capital  ratio  was  8.26  percent.    The Bank's
capital ratios not only exceeded the
minimum standards, but substantially exceeded the ratios required to meet the regulatory definition of a "well capitalized institution".

       The Bank's liquidity policy requires that it maintain a 5 percent primary liquidity ratio consisting of cash, due from bank deposits, overnight and short-term investments maturing in less than 180 days and a secondary liquidity ratio of 15 percent consisting of the components of primary liquidity and all other unpledged investments. These ratios are calculated as a percent of the deposit base excluding public fund
deposits.    The  Bank's primary and secondary liquidity ratios on June 30,
1995 were 11 percent and 29 percent, respectively.

       A minimum liquidity level approximating $25 million, in addition to cash and due from banks, is deemed prudent by Intercontinental for the effective operation of the Bank under present circumstances. At June 30, 1995, Intercontinental had, in addition to cash and due from banks, a total of $66 million of short-term assets maturing in less than 90 days primarily consisting of overnight investments. As a result of the Bank's current strong liquidity position and its ability to borrow against its securities portfolio, the Bank has sufficient liquidity to meet any funding requirements in connection with its day-to-day operations.


SALE OF MORTGAGE SERVICING RIGHTS

As  discussed  in  Note  6,  substantially  all  of  the mortgage servicing rights of the Bank's wholly-owned mortgage  banking  subsidiary,  PAMCO, were sold on July 31, 1995. The sale of approximately $1 billion of mortgage servicing rights will result in a pretax gain of approximately $6.2 million. The transfer of the mortgage servicing operations is scheduled on or about October 1, 1995. The estimated annual reduction in
the  Bank's    pretax income is approximately $500,000 resulting from a
combination of a loss of net interest income and loan administration fees partially offset by a reduction in the amortization of mortgage servicing  rights  and  other  mortgage  banking  related  operating
expenses.    It is anticipated that the transaction  will  result in a net cash outflow of approximately $15 million which relates to the transfer of the escrow deposits associated with the mortgage servicing portfolio partially offset by net cash proceeds received from the sale of the mortgage servicing rights. The funding requirements will not materially affect the Bank's liquidity position discussed previously.

                              SIGNATURE


Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned as its duly authorized officer and principal accounting officer.


                                       Intercontinental Bank
                                       (Bank)


August 10, 1995                        /s/ Thomas E Beier
Date                                   Thomas E. Beier
                                       Executive Vice President and
                                       Chief Financial Officer